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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

American Greetings Corporation
(Name of Issuer)
Class B Common Shares
(Title of Class of Securities)
026375-20-4
(CUSIP Number)
Gary Weiss,
One American Road,
Cleveland, Ohio 44144,
216-252-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	026375-20-4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Gary Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
AF & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		54,425

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		54,425

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

54,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Schedule 13D
Item 1. Security and Issuer.
           This Schedule 13D relates to the Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). The principal executive offices of the Company are located at One American Road, Cleveland, Ohio 44114.
Item 2. Identity and Background.
           This Schedule 13D is filed on behalf of Gary Weiss (the “Reporting Person” or “Mr. Weiss”). Mr. Weiss’ business address is One American Road, Cleveland, Ohio 44144. Mr. Weiss is Vice President of Retail Development of Carlton Cards Retail, Inc., a wholly-owned subsidiary of the Company. The Company designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.
           Mr. Weiss has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Weiss is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
           On July 7, 2006, the Reporting Person entered into an agreement (“Purchase Agreement”) whereby he agreed to purchase 1,950 Class II membership interests and 500 Class III membership interests of the Irving I. Stone Limited Liability Company, an Ohio limited liability company (“Irving Stone LLC”), from the Irving I. Stone Trust (“Irving Stone Trust”) for a total consideration of $5,808,950 (the “Transaction”). Pursuant to the Purchase Agreement, the closing of the Transaction was contingent upon the prior receipt of approvals from both the Ohio Attorney General and the Probate Court for Cuyahoga County, Ohio. The last of such approvals was received on August 4, 2006, and Mr. Weiss consummated the Transaction and purchased the above-referenced membership interests on August 11, 2006.
           As a result of the Transaction, Mr. Weiss owns membership interests in the Irving Stone LLC representing 24.5% of the equity in Irving Stone LLC, and since Irving Stone LLC owns 1,818,182 Class B Shares, Mr. Weiss may be deemed to be the beneficial owner of 445,454 Class B Shares. Mr. Weiss disclaims beneficial ownership of any Class B Shares held by the Irving Stone LLC including, but not limited to, the above-referenced 445,454 shares. The source of funds for the Transaction is a $2,500,000 loan from 540 Investment Company Limited Partnership, a Delaware limited partnership, of which the Reporting Person is a limited partner, and a $3,308,950 purchase money loan from the Irving Stone Trust, both of which loans are secured by a pledge of the membership interests acquired.
Item 4. Purpose of Transaction.
           The Irving Stone LLC was formed primarily as a vehicle to facilitate business and estate planning goals of the late Irving I. Stone (“Mr. Stone”), grandfather of the Reporting Person. Mr. Stone held 98% of the membership interests in Irving Stone LLC during his life. Since Mr. Stone’s death in 2000, this 98% membership interest has been held by the Irving Stone Trust, a formerly revocable trust of Mr. Stone. Judith Stone Weiss, Mr. Stone’s daughter and

Trustee of the Irving Stone Trust, holds 1% of the membership interest in Irving Stone LLC, and the Irving I. Stone Oversight Trust (the “Oversight Trust”) holds the remaining 1% membership interest (such interest, the “Class I Interest”). Pursuant to the Operating Agreement of Irving Stone LLC, only the Oversight Trust, as the exclusive holder of the Class I Interest, has voting rights to control Irving Stone LLC’s business and affairs. The Oversight Trust is a trust created to manage the business and affairs of Irving Stone LLC upon Mr. Stone’s death. The Oversight Trust is governed by four trustees. The functions of the trustees of the Oversight Trust, including voting or directing a disposition of Class B Shares held by Irving Stone LLC, can be made only by agreement of at least 70% of the trustees. The trustees presently consist of the Reporting Person and his three brothers. The Reporting Person disclaims beneficial ownership over all of the Class B Shares held by Irving Stone LLC.
           Under the terms of the Irving Stone Trust, and as a result of the death of Mr. Stone, the membership interests of Irving Stone LLC held by the Irving Stone Trust were to be contributed to the Irving I. Stone Foundation, a private foundation (the “Foundation”) established for charitable purposes. However, because it was believed that such contribution might create certain adverse tax consequences as well as potential adverse liquidity and distribution issues for the Foundation, the trustees for the Irving Stone Trust and Foundation determined that it would be in the Foundation’s best interests for the Irving Stone Trust to sell its membership interests in Irving Stone LLC to Mr. Weiss (and his three brothers) and contribute the sale proceeds to the Foundation.
           Except as set forth in this Schedule 13D, Mr. Weiss does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
           (a) Mr. Weiss has the sole power to vote and dispose of 54,425 Class B Shares (which includes 43,250 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options) approximately 1.3% of the total number of Class B Shares outstanding as of June 29, 2006, as reported by the Company.
           The number of Class B Shares beneficially owned by Mr. Weiss as described above does not include: (i) any of the 1,818,182 Class B Shares owned by Irving Stone LLC; (ii) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Weiss is a trustee;

and (iii) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which Mr. Weiss is a trustee. Mr. Weiss disclaims beneficial ownership of all such Class B Shares.
           (b) Mr. Weiss has no shared voting or dispositive powers with respect to the Class B Shares covered by this Schedule 13D.
           (c) Except with respect to the Transaction, the Reporting Person has not effected any transactions in the Class B Shares in the past 60 days.
           (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Person.
           (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           Under the Company’s Amended Articles of Incorporation, each Class B Share is entitled to ten votes on all matters presented to shareholders and is convertible by the holder to one Class A Common Share; provided, however, that the holder must first offer the Class B Share to the Company pursuant to its right to repurchase the share at the then market value for the Class A Common Shares.
Item 7. Material to be Filed as Exhibits.
           Exhibit 1. Purchase Agreement dated July 7, 2006, with attached exhibits.
           Exhibit 2. Promissory Note in the amount of $2,500,000.
           Exhibit 3. Security and Pledge Agreement.

SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 14, 2006

/s/ Gary Weiss
Gary Weiss